THE LAW FIRM OF

HAMADA & MATSUMOTO

KASUMIGASEKI BUILDING, 25TH FLOOR
2-5, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-6025, JAPAN
TEL: 03-3580-3377

FAX: 03-3581-4713 - 4715
03-3592-0912, 0916
03-5251-7985 (G4)
TLX: J28844 HYLAW

02055293

October 4, 2002

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

02 OCT -5 AM 10:00

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

SUPPL

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translations of Consolidated and Non-Consolidated Interim Financial Statements, Notice of Resolution of the Meeting of the Board of Directors in regard to the Payment of Interim Dividend and Interim Business Report of the Company, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

Osamu Nakamoto
Attorney-at-law

10/9

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

[Translation]

REFERENCE

Sep. 24, 2002

Consolidated interim of fiscal 2002 Financial Statement

Sekisui House, Ltd.
Phone : 81-6-6440-3111
Date of the meeting of the board of the directors Sep. 24, 2002
(URL http://www.sekisuihouse.co.jp/)

1. Business results (Feb.1, 2002～Jul.31, 2002)

(1) Changes in business results

	Net sales	percentage change	Operating income	percentage change	Recurring income	percentage change
	Million of yen	%	Million of yen	%	Million of yen	%
Jul.2002	649,767	-1.5	33,398	-14.5	31,966	-18.0
Jul.2001	659,571	-	39,046	-	38,982	-
Jan.2002	1,305,468		74,624		73,081	

	Net income	percentage change	EPS	Diluted EPS
	Million of yen	%	yen	yen
Jul.2002	15,961	-	22.50	20.40
Jul.2001	- 20,763	-	- 28.40	-
Jan.2002	- 90,331		- 125.11	-

(Note) Average of number of share issued during the term concerned : Jul.2002 709,302,320 shares Jul.2001 731,097,547shares Jan.2002 722,036,992 shares

(2) Financial conditions

	Total assets	Shareholders' equity	Shareholders' equity Total assets	Shareholders' equity per share
	Million of yen	Million of yen	%	yen
Jul.2002	1,270,876	639,411	50.3	901.52
Jul.2001	1,445,346	721,050	49.9	986.26
Jan.2002	1,303,821	626,462	48.0	883.16

(Note) Total number of shares issued: Jul.2002 709,259,317 shares Jul.2001 731,098,922 shares Jan.2002 709,340,545 shares

(3) Cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and time deposits at end of the year
	Million of yen	Million of yen	Million of yen	Million of yen
Jul.2002	32,273	-35,266	-56,804	182,009
Jul.2001	54,636	-15,911	-48,467	311,390
Jan.2002	54,191	-54,238	-92,081	229,138

(4) The numbers of Consolidated subsidiaries ・・・・ 101 The numbers of Non-consolidated subsidiaries ・・・・ 0
The numbers of Affiliates ・・・・ 2

(5) Consolidated subsidiaries (new) 1company (exception) 3 companies
Affiliates (new) - (exception) 1 company

2. Estimation of fiscal 2002 (Feb.1, 2002～Jan.31, 2003)

	Net sales	Recurring income	Net income
	Million of yen	Million of yen	Million of yen
Jan. 2003	1,300,000	65,000	35,000

Estimation of earning per share : 49.34 yen

Note : The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the Company's intellectual property rights of the Company or its subsidiaries or affiliates, currency exchange rate fluctuations and the adverse outcome of material litigation.

[Translation]

REFERENCE

Sep. 24 2002

Non-Consolidated interim of fiscal 2002 Financial Statement

Sekisui House, Ltd. Phone : 81-6-6440-3111

Date of the meeting of the board of the directors Sep. 24, 2002

Date of payable cash interim dividends Sep. 30, 2002

1. Business results (Feb.1,2002 ～ Jul.31,2002)

(1) Changes in business results

	Net sales	percentage change	Operating income	percentage change	Recurring income	percentage change
	Million of yen	%	Million of yen	%	Millions of yen	%
Jul.2002	527,846	-7.3	25,978	-24.5	25,133	-28.8
Jul.2001	569,289	- 7.2	34,400	-28.7	35,300	-16.9
Jan.2002	1,118,898		66,106		65,244	

	Net income	percentage change	EPS
	Million of yen	%	Yen
Jul.2002	13,914	–	19.62
Jul.2001	-20,715	—	-28.33
Jan.2002	-91,918		-127.30

(Notes) 1. Average total number of shares Issued during the term concerned :

Jul.2002 709,302,320 shares Jul.2001 731,097,547 shares Jan.2002 722,036,992 shares

(2) Dividend

	Dividends per share	
	Jul. 31	Year ended
	Yen	Yen
Jul.2002	9.00	–
Jul.2001	9.00	–
Jan.2002	–	18.00

(3) Financial conditions

	Total assets	Shareholders' equity	Shareholders' equity total assets	Shareholders' equity per share
	Million of yen	Million of yen	%	Yen
Jul.2002	1,130,245	608,664	53.9	858.17
Jul.2001	1,328,842	694,033	52.2	949.30
Jan.2002	1,197,795	597,626	49.9	842.51

(Notes) Total number of shares issued: Jul. 2002 709,259,317 shares Jul. 2001 731,098,922 shares

Jan. 2002 709,340,545 shares

2. Estimation of fiscal 2002(Feb.1, 2002～Jan.31, 2003)

	Net sales	Recurring income	Net income	Dividends per share	
				Jan. 31	
	Million of yen	Million of yen	Million of yen	Yen	Yen
Jan.2003	1,050,000	55,000	33,500	9.0	18.0

Estimation of earning per share : 47.23 yen

Note : The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, pricing and product initiatives of competitors, the inability of the Company to market existing and new products effectively, interruptions in production, infringements of the Company's intellectual property rights of the Company, currency exchange rate fluctuations and the adverse outcome of material litigation.

[Translation]

September 25, 2002

To : Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka, 1-chome,
Kita-ku, Osaka
Isami Wada
President &
Representative Director

Notice of Resolution of the Meeting of the Board of Directors in regard to the Payment of Interim Dividend for the 52nd period

We are pleased to advise you that the following was resolved at the meeting of the Board of Directors held on September 24, 2002 in regard to interim dividend for the 52nd period (from February 1, 2002 through January 31, 2003).

In accordance with Article 29 of The Articles of Incorporation, an interim dividend is paid to the shareholders or registered pledges whose names have been entered or recorded in the last Shareholders' Registers as of July 31, 2002.

1.	Interim Dividend Rate:	¥ 9 per share
2.	Date when claim is effective and payment is started :	September 30, 2002

Yours truly,

Notice of Payment by Postal Transfer (or Statement of Interim Dividend if you have chosen transfer to bank account) will be sent to your registered address on September 27, 2002.

Exemption No.82-5129

[Translation]

THE 52ND FISCAL PERIOD

INTERIM REPORT

(FEBRUARY 1, 2002 THROUGH JULY 31, 2002)

1-88, Oyodonaka 1-chome, Kita-ku, Osaka

Sekisui House, Ltd.

To Our Shareholders

We are pleased to hereunder present the synopsis of our business activities and report on the interim closing of accounts for the first half (February 1, 2002 - July 31, 2002) of our fiscal 2002.

During the first half of the business term, certain economic indices showed improved figures and the Japanese government came to reveal a bright prospect for recovery of the economy. However, there remains substantial uncertainty about the future of the economy, due largely to a rapid rise in the value of the Yen and a drop in stock prices. The Japanese economy has been, in fact, sluggish, along with worsening employment conditions, the recovery of which is unforeseen at the moment, and lowering consumption trends.

In the housing market, the construction of rental houses, which used to be sluggish due to a general deterioration in owners' inclination to build after the burst of the bubble economy, increased at a favorable pace. Such an increase is attributable to the fact that, in addition to the existing countermeasure to reduce inheritance tax through incurring debts for the construction, the building of rental housing is recognized as a useful means of surplus asset management for owners in this age of low interest rates in markets, and with the planned commencement of a pay-off system. On the other hand, the construction of owned houses and tract houses built for sale did not recover, and severe conditions have continued to affect the market as a whole.

Under these circumstances, the Company has given first and foremost priority to the expansion of orders received. To achieve this goal, the Company has not only encouraged sales staff and strengthened product developing capabilities, but also carried out united sales activities across the board. Furthermore, the Company has made efforts to embody the idea of sales activities with consultation, and improve a system that can offer more careful and gentle proposals to clients by installing the "Sumai-no Yumekojo", a display of houses and facilities enabling customers to learn about the living space and building materials, etc. by experience, in the major five factories and the "Nattoku Kobo Studio" in the Comprehensive Housing R&D Institute.

For the first half of the business term under review, the Company's new products were "We's Dyne", employing a dyne concrete exterior wall panel of a bright color to the "Dyne" series of houses, a significant feature of which is an exterior design with depth. Also, "GIO-TRISTAGE Ⅱ", a response to the demand of rebuilding houses in urban areas, was launched in order to strengthen the product lineups for three-story houses. Similarly, prior to these new products, the Company marketed a terrace-type house called "DIAS PALMO", which proved to be a popular building among clients in the rental house market. The recovery of the rental housing market has been remarkable, and thus the Company put its energies into the expansion of its marketshare in high-grade renting and leasing houses. These new products enjoy popularity with more orders received than the initial sales target, making large contributions to the business results hereafter of the Company possible.

In addition, as a measure to improve customer satisfaction ("CS"), a foundation of the Company, it increased the number of full-time sales staff to aggressively make plans and proposals for remodeling houses, and developed a variety of technologies to be used for remodeling thereby reinforcing the house remodeling promotion activities.

At the same time, the Company promoted a reduction in costs by revising selling expenses through integration and abolition of housing pavilions to stress efficiency, aimed at improving the strength of corporate structure.

For environmental actions, the Company commenced a zero-emission project over a half year earlier than the original schedule in all factories and accomplished it in May 2002. Various business activities to comply with environmental issues have been also implemented.

In terms of financing, the proposal for the acquisition of treasury stock in the maximum number of 70,000,000 shares was approved at the ordinary general meeting of shareholders held in April 2002. In addition, the Company introduced a new clearance system using the Internet in May 2002 with certain business partners, which has eliminated the need for the clearance through physical drafts. As a result, the Company can expect to operate efficient asset management and reduce the total assets. Upon arrival of the maturity of the 3rd series unsecured convertible bonds, the Company redeemed ¥49.2 billion. Also, interest-bearing liabilities has been reduced at a steady pace.

In spite of these aggressive management activities, business results for the first half of the business term ended with a decrease, with an adverse effect caused by a decrease in the number of orders received of the previous business term. Consolidated net sales decreased by 1.5% to ¥649,767 million.

With respect to income, although profit ratio of the real estate business increased, gross profit ratio of net sales decreased due to the deteriorated efficiency of the production and execution division. This was due to the decline in the number of orders received for contract, the core of the Company's business, during the previous business term. Consolidated operating income amounted to ¥33,398 million, a decrease of 14.5% compared with the previous business term, and consolidated recurring income amounted to ¥31,966 million, a decrease of 18.0% compared with the previous business term. Consolidated net income, on the other hand, amounted to ¥15,961 million, owing to the amount resulting from tax effect adjustments.

It is also reported that, in July 2002, the Company acquired shares of Sekiwa Real Estate Kansai, Ltd., an affiliate for investments in which the equity method of accounting had been carried out. As a result, this company became a subsidiary within the scope of the Company's consolidation.

For future management policies, the Company will promote the strengthening of its sales capabilities in order to raise customer satisfaction in the face of a shrinking housing market. Furthermore, the Company will, without falling into easy pricing competition, devote itself to maintain the high-grade line thereby improving income, as well as put its energy into peripheral businesses, such as remodeling and exterior businesses.

We are pleased to add that we have decided to pay ¥9 a share for the interim dividend, the same per-share amount as last year. We appreciate the confidence placed in us by you, our shareholders, and your continued support will be much appreciated.

September, 2002

Isami Wada
President & Representative Director

Change in Achievements

The Principal Indexes of Consolidated Financial Statement

Item / Business term	48 th ending Jan.1999	49 th ending Jan.2000	50 th ending Jan.2001	51 st ending Jan.2002	52 nd first half ending Jul.2002
Net sales (million yen)	1,314,696	1,330,284	1,364,800	1,305,468	649,767
Operating income (million yen)	59,250	76,137	96,085	74,624	33,398
Recurring income (million yen)	56,123	70,104	88,513	73,081	31,966
Net income (million yen)	22,854	−94,810	25,167	−90,331	15,961
Total assets at end of business term (million yen)	1,571,784	1,453,547	1,459,490	1,303821	1,270,876
Shareholders' equity at end of business term (million yen)	826,033	723,860	741,215	626,462	639,411
Shareholders' equity per share at end of business term (yen)	1,155.74	1,012.78	1,027.71	883.16	901.52
EPS (yen)	31.99	−132.65	35.03	−125.11	20.40

N.B. EPS is calculated based on the average number of shares issued during each business term.

Exemption No.82-5129

The Principal Indexes of Non-consolidated Financial Statement

Item / Business term	48 th ending Jan.1999	49 th ending Jan.2000	50 th ending Jan.2001	51 st ending Jan.2002	52 nd first half ending Jul.2002
Orders awarded (million yen)	1,125,984	1,253,807	1,063,214	1,018,313	647,643
Net sales (million yen)	1,226,755	1,228,441	1,184,186	1,118,898	527,846
Operating income (million yen)	54,246	68,768	85,453	66,106	25,978
Recurring income (million yen)	51,418	63,294	78,187	65,244	25,133
Net income (million yen)	20,565	−97,040	22,777	−91,918	13,914
Total assets at end of business term (million yen)	1,491,803	1,368,425	1,335,453	1,197,795	1,130,245
Shareholders' equity at end of business term (million yen)	796,216	691,373	707,376	597,626	608,664
Shareholders' equity per share at end of business term (yen)	1,114.01	967.31	980.78	842.51	858.17
EPS (yen)	28.79	−135.77	31.70	−127.30	19.62
Dividends per Share (yen)	18.00	18.00	20.00	18.00	9.00
Pay-out ratio (%)	62.56	−13.26	63.33	−14.10	45.88

N.B. EPS is calculated based on the average number of shares issued during each business term.

Exemption No.82-5129

Financial Statements (Consolidated)

Interim Balance Sheet (Summary)

(Million Yen)

Item \ Business term	51st First Half as of Jul. 31.2001	52nd First Half as of Jul. 31.2002
(Assets)		
Current Assets	**920,830**	**760,478**
Cash and deposits	214,182	182,009
Notes and accounts receivable	93,947	89,266
Marketable securities	137,568	53,668
Inventories	351,225	300,283
Deferred income taxes	70,118	111,530
Other current assets	56,108	25,378
Less allowance for doubtful accounts	−2,320	−1,657
Fixed Assets	**524,515**	**510,397**
Tangible fixed assets	300,352	250,414
Buildings and structures	205,288	191,696
Machinery equipment and delivery equipment	54,456	55,315
Machinery and equipment	26,647	26,824
Land	149,883	115,997
Construction in progress	945	762
Less accumulated depreciation	−136,870	−140,180
Intangible fixed assets	9,216	10,055
Investments and other assets	214,947	249,927
Investment in securities	71,653	111,131
Long-term loans receivable	69,343	61,960
Deferred income taxes	39,713	32,521
Other investments and other assets	35,511	45,783
Less allowance for doubtful accounts	−1,274	−1,470
Total Assets	**1,445,346**	**1,270,876**

(Million Yen)

Item / Business term	51st First Half as of Jul. 31.2001	52nd First Half as of Jul. 31.2002
(Liabilities)		
Current Liabilities	**402,997**	**404,228**
Notes and accounts payable	196,361	161,467
Current portion of long-term debt and notes	60,982	102,821
Corporate tax payable	8,897	4,063
Advances received	85,651	89,859
Reserve for bonuses	14,780	12,273
Other current liabilities	36,322	33,741
Fixed Liabilities	**309,565**	**208,000**
Notes	40,000	40,000
Convertible bonds	102,819	-
Long-term debt	34,684	30,186
Accrued retirement benefits	82,011	76,506
Other fixed liabilities	50,050	61,305
Total Liabilities	**712,563**	**612,228**
(Minority interest)	**11,732**	**19,236**
(Shareholders' Equity)		
Paid-in capital	186,551	186,554
Capital reserve	259,015	237,522
Retained earnings	278,763	212,022
Unrealized holding loss on securities	−2,869	3,677
Foreign currency translation adjustment	−405	−249
Less treasury common stock, at cost	−4	−116
Total Shareholders' Equity	**721,050**	**639,411**
Total Liabilities, Minority interest and Shareholders' Equity	**1,445,346**	**1,270,876**

Interim Income Statement (Summary)

(Million Yen)

Item \ Business term	51st First Half Feb. 1, 2001 through Jul. 31, 2001	52nd First Half Feb. 1, 2002 through Jul. 31, 2002
Net sales	**659,571**	**649,767**
Cost of sales	520,604	519,443
Gross profit	**138,966**	**130,323**
Selling, general and administrative expenses	99,920	96,924
Operating income	**39,046**	**33,398**
Non-operating income	4,550	2,851
Non-operating loss	4,614	4,284
Recurring income	**38,982**	**31,966**
Extraordinary income	397	-
Extraordinary loss	73,997	759
Income (Loss) before income taxes, minority interests and equity in earnings	−34,617	31,206
Current income taxes	8,970	3,798
Deferred income taxes	−22,770	10,084
Minority interests in income of consolidated subsidiaries (loss)	−54	1,363
Net income (loss)	**−20,763**	**15,961**

Interim Cash-flow Statement (Summary)

(Million Yen)

Item \ Business term	51st first half Feb. 1, 2001 through Jul. 31, 2001	52nd first half Feb. 1, 2002 through Jul. 31, 2002
Cash flows from operating activities	54,636	32,273
Cash flows from investing activities	−15,911	−35,266
Cash flows from financing activities	−48,467	−56,804
Effect of exchange rate changes on cash and cash equivalents	155	21
Net increase in cash and cash equivalents	−9,588	−59,775
Cash and cash equivalents at beginning of year	311,022	229,138
Increase in cash and cash equivalents resulting from merger	9,954	-
Increase in cash and cash equivalents resulting from initial consolidation of subsidiaries	-	12,645
Cash and cash equivalents at end of year	311,390	182,009

Financial Statements (Non-consolidated)

Interim Balance Sheet (Summary)

(Million Yen)

Item / Business term	51st First Half as of Jul. 31, 2001	52nd First Half as of Jul. 31, 2002
(Assets)		
Current Assets	**816,895**	**656,864**
Cash on hand and deposits with banks	170,961	117,541
Notes receivable-trade	1,496	873
Accounts receivable-construction	87,515	78,801
Accounts receivable-real estate	2,572	7,401
Securities	129,628	50,032
Prepaid expenses for construction in progress	57,232	57,873
Buildings for sale	34,144	30,006
Land for sale	189,094	169,821
Land for sale in process	18,309	20,275
Other inventory	3,924	4,050
Advance payments	31,474	1,115
Accounts receivable-other	16,604	15,087
Deferred income taxes	68,835	97,452
Other current assets	7,052	7,843
Allowance for doubtful accounts	−1,952	−1,312
Fixed Assets	**511,947**	**473,381**
Tangible fixed assets	263,615	206,348
Intangible fixed assets	7,719	8,483
Investments, etc.	255,656	285,768
Reserve for losses from investments in subsidiaries	−682	−682
Allowance for doubtful accounts	−14,362	−26,537
Total Assets	**1,328,842**	**1,130,245**

Exemption No.82-5129

(Million Yen)

Item \ Business term	51st First Half as of Jul. 31, 2001	52nd First Half as of Jul. 31, 2002
(Liabilities)		
Current Liabilities	**382,689**	**379,904**
Notes payable-trade	121,433	80,211
Accounts payable-trade	22,401	31,244
Accounts payable-construction	47,459	46,646
Current portion of convertible bonds	60,478	102,819
Current portion of long-term loans	504	2
Advances received-construction	68,430	68,197
Advances received-other	4,773	4,392
Other current liabilities	57,208	46,389
Fixed Liabilities	**252,119**	**141,677**
Straight bonds	40,000	40,000
Convertible bonds	102,819	-
Long-term loans payable	20,008	20,004
Accrued pension and severance costs	77,014	69,742
Other fixed liabilities	12,278	11,930
Total Liabilities	**634,809**	**521,581**
(Shareholders' Equity)		
Paid-in Capital	186,551	186,554
Capital reserve	259,015	237,522
Retained earnings	251,284	181,031
(Net income (loss))	(−20,715)	(13,914)
Less treasury stock, at cost	-	−116
Net unrealized gain on securities	−2,818	3,672
Total Shareholders' Equity	**694,033**	**608,664**
Total Liabilities and Shareholders' Equity	**1,328,842**	**1,130,245**

N.B. 1. Short-term pecuniary claims to subsidiaries .... ¥1,183 million
2. Long-term pecuniary claims to subsidiaries .... ¥39,599 million
3. Short-term pecuniary debts to subsidiaries .... ¥23,926 million
4. Accumulated amount of depreciation of Tangible fixed assets .... ¥125,836 million
5. Net loss per share (calculated based on the average number of shares issued during the current business term) ¥19.62

Interim Statement (Summary)

(Million Yen)

Item / Business term	51st First Half Feb. 1, 2001 through Jul. 31, 2001	52nd First Half Feb. 1, 2002 through Jul. 31, 2002
Net sales	**569,289**	**527,846**
Cost of sales	446,786	419,300
Gross profit on sales	**122,502**	**108,545**
Selling, general and administrative expenses	88,102	82,566
Operating income	**34,400**	**25,978**
Non-operating income	5,176	3,178
Non-operating loss	4,276	4,023
Recurring income	**35,300**	**25,133**
Extraordinary income	397	-
Extraordinary loss	70,641	718
Income (loss) before taxes	−34,943	24,415
Income taxes (except enterprise tax)	6,409	220
Deferred income taxes	−20,637	10,281
Net income (loss)	**−20,715**	**13,914**
Retained earnings brought forward from the preceding business term	8,729	7,689
Unappropriated retained earnings	**−11,985**	**21,603**

N.B. Transaction to subsidiaries

Sales to subsidiaries .... ¥485 million

Purchases from subsidiaries .... ¥103,244 million

Non-operating profit from subsidiaries .... ¥99 million

Matters Related to Shares (as of July 31, 2002)

Total number of shares

Total number of shares that the company is authorized to issue	1,978,281,000
Total number of shares issued	709,385,078
Number of shareholders at end of period	35,880
Number of shares held per person	19,771

Principal shareholders (top ten shareholders)

Sekisui Chemical Co., Ltd.	156,518,727shares	22.06 %
Japan Trustee Services Bank, Ltd. (Trust account)	20,142,000	2.83
The Chase Manhattan Bank, N.A. London	19,996,796	2.81
Nomura Securities Co., Ltd.	19,296,000	2.72
UFJ Bank, Limited	18,853,949	2.65
The Master Trust Bank of Japan,Ltd.(Trust account)	18,367,000	2.58
The Daiwa Bank, Limited	17,812,807	2.51
Sumitomo Mitsui Banking Corporation	16,617,906	2.34
The Dai-ichi Mutual Life Insurance Company	16,021,000	2.25
BNP PARIBAS Securities (Japan) Limited	14,751,000	2.07

Distribution of shares by possession number

Not less than	1,000,000 shares	82 holders	566,458,990 shares	79.85%
Not less than	100,000 shares	241	70,857,284	9.99
Not less than	10,000 shares	1,036	26,651,418	3.76
Not less than	5,000 shares	1,456	8,893,787	1.25
Not less than	1,000 shares	20,873	33,968,987	4.79
Less than	1,000 shares	12,192	2,554,612	0.36
Total		35,880	709,385,078	100.00

By-holder distribution of shares

Financial institutions	221 holders	269,841,693 shares	38.04 %
Stock exchange agencies	41	21,579,496	3.04
Other corporations	870	173,534,386	24.46
Foreigners	405	174,795,316	24.64
Individuals and others	34,343	69,634,187	9.82
Total	35,880	709,385,078	100.00

By-district distribution of shares

Japan	Hokkaido	365 holders	668,948 shares
	Tohoku	674	2,204,981
	Kanto	11,671	298,963,470
	Chubu	6,120	31,098,183
	Kinki	12,490	223,416,908
	Chugoku	1,763	3,638,263
	Shikoku	1,104	3,072,811
	Kyushu	1,301	2,355,469
Overseas		392	143,966,045
Total		35,880	709,385,078

Principal Business Locations

Tokyo Administration Office	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Tohoku Sales Administration Headquarters	Lunar Sendai 2-15-1, Hon-cho, Aoba-ku, Sendai, Miyagi
Tokyo Sales Administration Headquarters	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Kanagawa Sales Administration Headquarters	SS Building 85-3, Kawakami-cho, Totsuka-ku, Yokohama, Kanagawa
Saitama Sales Administration Headquarters	Sonic City Building 1-7-5, Sakuragi-cho, Saitama, Saitama
Kanto Daiichi Sales Administration Headquarters	Sen City Tower 1000, Shinmachi, Chuo-ku, Chiba, Chiba
Kanto Daini Sales Administration Headquarters	MEIJISEIMEI Utsunomiya Odori Building 2-1-5, Odori, Utsunomiya, Tochigi
Chubu Daiichi Sales Administration Headquarters	Nadya Park Business Center Building 3-18-1, Sakae, Naka-ku, Nagoya, Aichi
Chubu Daini Sales Administration Headquarters	Southpot Shizuoka 18-1, Minami-cho, Shizuoka, Shizuoka
Hokuriku Sales Administration Headquarters	Porte Kanazawa 2-15-1, Honmachi, Kanazawa, Ishikawa
Kansai Daiichi Sales Administration Headquarters	Umeda Sky Building Garden Six 1-1-93, Oyodonaka, Kita-ku, Osaka
Kansai Daini Sales Administration Headquarters	Urbanex Oike Building West 358, Umeya-cho, Karasuma-Oike, Nakagyo-ku, Kyoto, Kyoto
Chugoku Sales Administration Headquarters	TAKEDA YAKUHIN Hiroshima Building, 1-25, Komachi, Naka-ku, Hiroshima, Hiroshima
Shikoku Sales Administration Headquarters	1019-10, Muroshinmachi, Takamatsu, Kagawa
Kyushu Sales Administration Headquarters	Hakata Ekimae Business Center 3-25-21, Hakata Ekimae, Hakata-ku, Fukuoka, Fukuoka
Tokken Building Projects Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Condominium Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Rokko-Island-City&Nishinomiya Development Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Development Department	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka

For the Shareholders' Reference

Closing date of fiscal period	January 31
Month when Ordinary General Meeting of Shareholders is held	April
Record date	Dividend January 31 Interim Dividend July 31
Administrative Transfer Agent	Transfer Agent Department, Osaka Branch Office, UFJ Trust Bank Limited 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502, Japan
Newspaper in which public notice is made	The Nihon Keizai Shimbun
Stock Exchange Listing	1st section of Tokyo, Osaka and Nagoya Stock Exchange Markets

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

September 27, 2002

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department